Evolving Gold Corp Announces Closing of Brokered Private Placement

April 27, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the "Company") is pleased to announce the closing of a brokered private placement raising CDN$3,013,250 (the "Offering") with Pacific International Securities Inc. (the "Agent"), previously announced on March 19, 2007 and April 25, 2007.

The Offering consisted of the issuance of 12,053,000 units (the "Units") at CDN$0.25 per Unit, each Unit consisting of one common share and one transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share prior to April 26, 2009 at a price of CDN$0.35. The Company has paid to the Agent a commission equal to 8% of the gross proceeds of the Offering, and the Agent has elected to receive payment in a combination of cash and Units. The Agent has also been granted compensation options (the "Compensation Options") equal in number to 10% of the number of Units sold under the Offering for a total of 1,205,300 Compensation Options. Each Compensation Option entitles the Agent to purchase one common share prior to April 26, 2009 at an exercise price of CDN$0.30. The securities issued under the Offering are subject to a four month hold period which will expire on August 27, 2007.

The net proceeds of the financing will be used for acquisition and exploration of mineral properties in Southwest United States and for general working capital purposes.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
/s/ "Robert Bick"
Robert F. Bick
CEO and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 1500 - 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD                                     OTC-BB: EVOGF